August 10, 2005


VIA EDGAR

Brian R. Cascio
Accounting Branch Chief
US Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

         Re:      Digital Power Corporation.
                  Form 10-K for fiscal year ended December 31, 2004 and Amendment No.1 Form 10-Q for fiscal quarter March 31, 2005 File No.: 1-12711

Dear Mr. Cascio:


This letter will set forth the Company's responses to the comments of the Staff of the Securities and Exchange Commission ("SEC") set forth in a letter to Jonathan Wax Chief Executive Officer of the Company, dated July 19, 2005 (the "Staff Comments") in connection with the above-referenced filing submissions.

         We have repeated your numbered comments below and have provided a response to each comment.

Form 10-KSB for fiscal 12/31/04 and Amendment No. 1

Management Discussion and Analysis - General page 10

 1. Under Item 11 in Amendment No. 1 we read that Telkoor holds 43.2% of your stock and has a convertible note for an additional 3.7%. In addition, the Chairman of Telkoor holds 4.4% of your stock and the General Manager holds 1.6%. In future filings, disclose more details of the relationship with Telkoor and its significant ownership interest. Tell us whether all the significant related party transactions are disclosed in the financial statements as required by SFAS 57.

In response to the Staff comments we supplementally advise the staff that we intend to review and revise our disclosure in future filings to give more details of the relationships between Telkoor Power Ltd. and its significant ownership interest in the Company. In addition, we will clarify that all the


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significant related party transactions are disclosed in the financial statements for the period ended December 31, 2004 in Note 10 as required by SFAS 57.

 2. As a related matter, please tell and disclose in future filings details about the accounting for the interest free convertible note disclosed in Note 12 on page F-22, including whether the $1.06 conversion price was at fair value and how this was determined.

We supplementally advise the Staff that on February 3, 2005, the Company signed on a $250,000 convertible note ("the Note") agreement with Telkoor Telecom Ltd.("Telkoor"), a major stockholder in the company. In accordance with the aforementioned agreement, the Company is obligated to repay Telkoor the amount of $250,000 on the 10th business day after the release of its financial results for the year ended December 31, 2005. The conversion price of the Note is $1.06, which was the quoted market price of the Company's Common stock on the date the Note was approved and signed. In accordance with the guidelines of APB No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants", EITF Issue No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF Issue No. 00-27, "Application of issue No. 98-5 to Certain Convertible Instruments", the Company has determined the date of approving and signing the agreement as the commitment date and since the conversion price was equal to the market price of the company's Common stock at that date, the Note had no beneficial conversion feature.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

3. We note that your audit report was signed by an audit firm based in Tel Aviv, Israel. Please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed outside of the United States. In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States. Further, guidance may be found in
Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission's website at: http://www.sec.gov/divisions/corpfin/internal/cfindissues1104.htm#p442_68217.
Please tell us (1) where the majority of your revenues are earned, (2) where the majority of your assets are located, (3) where your management and accounting records are located and (4) where the majority of the audit work is conducted. We may have further comments.


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The Company supplementally advises the Staff that Rule 2-01 to Regulation S-X requires that an independent accountant be licensed and in good standing under the laws of the place of the accountant's residence or principal office. The rule is silent as to whether or not the state or country of where the accountant is licensed must coincide with the location of the registrant's corporate offices or place where the registrant conducts its principal operations. The Staff interprets Rule 2-01 to Regulation S-X to require the audit report on a domestic registrant's financial statements to be rendered by an auditor licensed in the United States.

In response to the Staff comment we supplementally advise the staff that, we have considered the Staff's views on "Location of Auditors" as described in
Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance".

The following is the necessary financial information required by the Staff's release on "Location of Auditors" (as of December 31, 2004 and March 31, 2005):
o Revenues - 56% and 50% of the Company's revenues as of December 31, 2004 and March 31, 2005, respectively derived outside the US (i.e. - the UK subsidiary).
o Assets - 64% and 61% of the Company's assets as of December 31, 2005 and March 31, 2005 are located outside the US (i.e. - the UK subsidiary).
o Accounting records - Each of the entities, the US and the UK subsidiary keeps its own accounting records.
o Management - The Company's CEO and CFO resides in the US while the Chairman of the Board of Directors, and a majority of the Board of Directors, which also actively participates in strategic decisions are based in Israel as well as the controlling shareholder (more than 40%), Telkoor.
o Audit work - The audit field work of the Company is conducted in the United States and the audit field work of the UK subsidiary is conducted in the UK.

We have considered the following factors in having our audit report signed by an Israeli based auditor:
o          Most of the Company's assets and revenues derived outside the US.
o The Company's main shareholder, Telkoor, is a publicly traded company in the Tel-Aviv Stock Exchange ("TASE"). In addition, the Chairman of Digital Power, who is also the Chairman of Telkoor, is involved in operational decisions of the Company and is located in Israel.
o The Company's consolidated financial statements are included in Telkoor's consolidated financial statements, a publicly traded company in the TASE, reporting its consolidated financial statements in accordance with generally accepted accounting principles in Israel. In accordance with Israeli regulations, the Company's publicly disclosed financial statements, on an annual and interim basis, must be reconciled between Israeli GAAP and US GAAP. Such reconciliation could not be practically performed by a non-Israeli auditor.

Based on all factors and information set forth above, we believed that it is appropriate to have an audit report issued by an audit firm based in Israel. Should the circumstances on which this conclusion was based on would change, this conclusion will be re-considered.

Note 2(l) Accounting for stock-based compensation, page F-9
-----------------------------------------------------------

4. In future filings clarify how you account for options issued to non-employees and how it differs from accounting for options issued to employees.

The Company supplementally advises the Staff that it intends to review and revise its disclosure in future filings to clarify how options issued to non-employees were accounted and how it differs from accounting for options issued to employees.

Certifications, Exhibits 31
---------------------------

5. We see differences between your Certifications and the language specified in
Item 601(b) (31) of Regulation S-B. Please revise to include the specified language in all Certifications.

In response to the Staff comment we supplementally advise the staff that, we will revise the language in the Certification to read in its entirely as follows:

I, Jonathan Wax, Chief Executive Officer of Digital Power Corporation, certify that:

1.       I have reviewed this annual report of Digital Power
         Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

                  (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

                  (b) Omitted.;

                  (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

                  (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

                  (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

                  (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

I, Leo Yen, Chief Financial Officer of Digital Power Corporation, certify that:

     1. I have reviewed this annual report of Digital Power Corporation;

     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
     4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

                  (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

                  (b) Omitted.;

                  (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

                  (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

     5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

                  (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

                  (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

The Company acknowledges the following statements:

o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


    Should you have any further questions, please do not hesitate to contact me.

                                   Sincerely,


                                   /s/ Jonathan Wax
                                   -----------------------
                                   Jonathan Wax,
                                   Chief Executive Officer


CC:      Jeanne Bennett
         Martin F. James